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                             November 29, 2022

       Bin Zhou
       Chief Executive Officer
       Planet Green Holdings Corp.
       36-10 Union St., 2nd Floor
       Flushing, NY 11345

                                                        Re: Planet Green
Holdings Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed November 3,
2022
                                                            File No. 333-259611

       Dear Bin Zhou:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2022 letter.

       Amendment No. 2 to Form S-3

       Cover Page

   1. We note your response to prior comment two and reissue it in part. Please revise your prospectus cover to
clearly disclose how you will refer to the holding company,
                                                        subsidiaries, and VIEs
when providing the disclosure throughout the document. In
                                                        addition, revise the
definitions on pages 1 and 4 for consistency with each other and so that it is clear to
investors which entity the disclosure is referencing and which subsidiaries or
entities are conducting the business operations. Refrain from using terms such as "we" or "our"
when describing activities or functions of a VIE.
 Bin Zhou
FirstName  LastNameBin  Zhou
Planet Green Holdings Corp.
Comapany 29,
November   NamePlanet
               2022    Green Holdings Corp.
November
Page 2     29, 2022 Page 2
FirstName LastName
About this Prospectus
About the Company, page 4

2. We note your response to prior comment four and reissue it in part. Please revise the definition of "China" and "PRC" on page 4 to remove the Hong Kong carve-out or revise your disclosure throughout, including without limitation your risk factors, to maintain the same consistency of disclosure for China and Hong Kong.
VIE Arrangements, page 7

3. We note your response to prior comment ten. Please further revise the statement on page
         8, "The Company is considered the primary beneficiary of Jilin Chuangyuan and it consolidates its accounts as VIEs," to clarify that you are considered the primary beneficiary for accounting purposes and to address your other two VIEs, Anhui Ansheng and Xiangtian Energy.
Financial Information Related to the VIEs, page 9

4. We note your revisions in response to prior comment 11. Please revise your consolidating schedules to present information for the WFOE as primary beneficiary in a separate column. In addition, please include consolidating schedules for the year ended and as of
         December 31, 2020.
Cash Flows through Our Organization, page 13

5. We note your response to prior comment 12 and reissue it in part. In addition to the description of how cash is transferred through your organization, please quantify the cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer, for at least the periods covered by your financial statements. Your disclosure should make clear if no such transfers have been made to date.
6. We note disclosure regarding potential restrictions on your ability to transfer cash, for example on the prospectus cover and pages 8 and 13 of the prospectus summary. Please additionally address the following:

                In addition to foreign exchange restrictions, describe actual restrictions with respect to the payment of dividends or other transfers of net assets and, as applicable, quantify the amounts subject to such restrictions as of December 31, 2021 and 2020.

                Revise the following sentence as appropriate for consistency with applicable restrictions, "However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China."
 Bin Zhou
Planet Green Holdings Corp.
November 29, 2022
Page 3
                Disclose, if true, that there can be no assurance the PRC government will not
              intervene or impose restrictions on the company   s ability to
transfer cash out of
              China.

                Add risk factor disclosure regarding the risks of restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors, as well as the ability to settle amounts owed under the VIE agreements.
Recent Regulatory Developement, page 14

7. We note your revisions in response to prior comment five. However, your disclosure regarding regulatory permissions or approvals required to operate your business appears to be limited to governmental authorities in mainland China, for example on page 5. Please revise to disclose each permission or approval that you, your subsidiaries, and/or your
         VIEs are required to obtain from Chinese authorities (including Hong Kong authorities) to operate your business. State affirmatively whether you have received all requisite operating permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals,
         (ii) inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
8. Please revise disclosure that indicates no permissions or approvals are required from
         Chinese authorities (including Hong Kong authorities) to disclose how you determined this. If you relied on counsel, as your disclosure appears to indicate, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

General

9. Please update your disclosure wherever you discuss the HFCA Act to reflect that on
       August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities
       Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to
FirstName LastNameBin Zhou
       inspect and investigate completely registered pubic accounting firms headquartered in
Comapany   NamePlanet
       China             Green consistent
              and Hong Kong,    Holdings Corp.
                                          with the HFCA Act, and that the PCAOB
will be
       required
November        to reassess
           29, 2022  Page 3its determinations by the end of 2022.
FirstName LastName
 Bin Zhou
FirstName  LastNameBin  Zhou
Planet Green Holdings Corp.
Comapany 29,
November   NamePlanet
               2022    Green Holdings Corp.
November
Page 4     29, 2022 Page 4
FirstName LastName
       Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Steven Glauberman